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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            AMENDMENT NO. 1 TO FORM 3

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                     Filed pursuant to Section 16(a) of the
                 Securities Exchange Act of 1934, Section 17(a)
                  of the Public Utility Holding Company Act of
           1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person

         Kingston, Robert J.
         (Last) (First) (Middle)

         6809 Corporate Drive
         (Street)

         Indianapolis, Indiana 46278
         (City) (State) (Zip)

2. Date of Event Requiring Statement (Month/Day/Year)

         July 31, 2002

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol

         Fortune Diversified Industries, Inc. (FDVI)

5. Relationship of Reporting Person to Issuer
(Check all applicable)

         [X] Director [X] 10% Owner [X] Officer (give title below) [ ] Other (specify below) President of Kingston Sales Corp., a wholly owned subsidiary of the Issuer.

6. If Amendment, Date of Original (Month/Year) NA

7. Individual or Joint/Group Filing (Check Applicable Line)

         [X]  Form filed by One Reporting Person
         [ ]  Form filed by More than One Reporting Person

====================================================================================================================================
                                     Table I -- Non-Derivative Securities Beneficially Owned
====================================================================================================================================

                                                           3. Ownership Form:
                             2. Amount of Securities          Direct (D) or
1. Title of Security            Beneficially Owned            Indirect (I)           4. Nature of Indirect Beneficial
   (Instr. 4)                   (Instr. 4)                    (Instr. 5)                Ownership (Instr.5)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                         8,000,000 shares         D                         N/A
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                         61,340,131 shares (1)    I                         See Note (1), below
------------------------------------------------------------------------------------------------------------------------------------
====================================================================================================================================

Explanation of Responses:

Note (1): As a member of a control group, the Reporting Person may be deemed to be an indirect beneficial owner of the shares owned by the other members of the control group, Carter M. Fortune (42,483,108 shares)and John F. Fisbeck (18,857,023 shares). Neither the fact of this filing nor anything contained herein shall be deemed to be an admission that the Reporting Person is, for purposes of Section 16 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by this statement. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission that the Reporting Person is, for purposes of Section 16 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by this statement.

  Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)

====================================================================================================================================
                                    Table II -- Derivative Securities Beneficially Owned
                                (e.g., puts, calls, warrants, options, convertible securities)
====================================================================================================================================
                                                                                                       5. Owner-
                                                    3. Title and Amount of Securities                     ship
                                                       Underlying Derivative Security                     Form of
                         2. Date Exercisable           (Instr. 4)                                         Derivative
                            and Expiration Date     ---------------------------------   4. Conver-        Security:
                            (Month/Day/Year)                              Amount           sion or        Direct      6. Nature of
                            -------------------                           or               Exercise       (D) or         Indirect
                            Date       Expira-                            Number           Price of       Indirect       Beneficial
1. Title of Security        Exer-      tion                               of               Derivative     (I)            Ownership
   (Instr. 4)               cisable    Date        Title                  Shares           Security       (Instr.5)      (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
Put of Common Stock         10/15/04   11/30/04    Common Stock           8,000,000        See, Note (2)  (D)            N/A
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

Note (2): The price is $.125 per share, $.175 per share, $.225 per share, or $.300 per share, depending upon, among other things, the cumulative accrued earnings before interest, income taxes, depreciation and amortization of Kingston Sales Corp. from September 1, 2002 to August 31, 2004.


                                   /s/ Robert J. Kingston           08/09/2002
                                   -------------------------------- ----------
                                   **Signature of Reporting Person     Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient. See Instruction 6 for procedure.